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                                                                  Exhibit (e)(2)

                             [LOGO]ALLIANT PARTNERS

November 13, 2001

Board of Directors
Liquent, Inc.
1300 Virginia Drive, Ste. 125
Fort Washington, PA 19034

Ladies and Gentlemen:

You have requested our opinion as to the fairness, from a financial point of view, to the stockholders of Liquent, Inc. ("Liquent" or the "Company") of the value of the total consideration to be received from Information Holdings, Inc. ("IHI") in IHI's acquisition of Liquent (the "Merger" or the "Transaction") through its wholly-owned subsidiary, IDRAC. As contemplated in the Agreement and Plan of Merger (the "Agreement") dated November 13, 2001, IHI will acquire all the shares of the issued and outstanding common stock, $0.001 par value, of the Company for $2.27 per share (the "Per Share Amount") of Company Common Stock. Based on 17,988,695 shares of Company Common Stock outstanding as of today's date, total consideration to be received by Liquent common stockholders is valued at $40.8 million. Upon consummation of the Merger, all outstanding options to purchase shares of Company Common Stock (the "Liquent Options") shall be canceled. However, holders of any Liquent Options with an exercise price below the Per Share Amount will receive a payment in cash from IHI valued in aggregate at $2.7 million, determined net of exercise price, as of today's date. Accordingly, as of today's date, total consideration to be received in cash by Liquent common stock and Liquent Options holders of options with exercise prices below the Per Share Amount is valued at $43.5 million. Total debt of approximately $365 thousand and a cash balance of approximately $12.8 million will be assumed at closing of the Transaction by IHI, yielding total enterprise consideration to be received by Liquent valued at $31.0 million as of today's date.

For purposes of the opinion set forth herein, we have:

(a) Discussed the past and current operations, financial condition and prospects for Liquent with senior executives of Liquent and IHI;

(b) Discussed with the senior executives of Liquent and IHI the strategic objectives of the Merger;

(c) Reviewed certain audited and internal financial statements and other financial and operating data concerning Liquent prepared by Liquent management;

(d) Reviewed public financial statements and other information concerning
    Liquent;

(e) Analyzed certain financial projections for Liquent prepared by Liquent management;

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     435 Tasso Street, Third Floor, Palo Alto, California 94301 Telephone:
                     650.325.1541, Facsimile: 650.325.0460
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Board of Directors                                                        Page 2
Liquent, Inc.                                                  November 13, 2001
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(f) Compared the financial performance of Liquent with that of certain other comparable publicly-traded companies and the prices paid for securities in those publicly-traded companies;

(g) Reviewed the financial terms, to the extent publicly available, of certain acquisition transactions of companies comparable to Liquent;

(h) Assessed Liquent's value based upon a forecast of future cash flows using a discounted cash flow analysis;

(i) Reviewed the most recent draft of the Agreement and certain related documents and discussed the proposed terms of the Merger with senior executives of Liquent and IHI; and

(j) Performed such other analyses and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the financial projections of Liquent, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company. The financial and other information regarding Liquent reviewed by Alliant Partners in connection with the rendering of this opinion was limited to information provided by Liquent management and certain discussions with both Liquent and IHI regarding Liquent's financial condition and future prospects as well as the strategic objectives of the Merger. In addition, we have assumed that the Merger will be consummated in accordance with the terms set forth in the Agreement. We have not made any independent valuation or appraisal of the assets or liabilities of Liquent, nor have we been furnished with any such appraisals. Our opinion is necessarily based on the economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

Our opinion addresses only the fairness of the Merger, from a financial point of view, to the stockholders of Liquent, and we do not express any views on any other terms of the proposed Merger or the business and strategic bases underlying the Agreement.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the total consideration to be provided by IHI to Liquent pursuant to the Agreement is fair, from a financial point of view, to the Liquent stockholders. Also based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Per Share Amount of $2.27 to be provided by
IHI to Liquent common stockholders pursuant to the Agreement is fair, from a financial point of view, to the Liquent common stockholders.
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Board of Directors                                                        Page 3
Liquent, Inc.                                                  November 13, 2001
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Very truly yours,

[/s/ Alliant Partners]

Alliant Partners